SEC 1472 (02-02)
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549



                                  FORM 4

              STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF
                                SECURITIES

                                UNITED STATES
----------------------------                         ---------------------------
        FORM 4                  SECURITIES AND        OMB APPROVAL
----------------------------
                                   EXCHANGE           OMB Number:
                                  COMMISSION          3235-0287
----------------------------
Check this box if no         Washington, D.C. 20549   Expires: January 31, 2005
longer subject to Section
16. Form 4 or Form 5                                  Estimated average burden
obligations may continue.        STATEMENT OF         hours per response .0.5
See Instruction 1 (b).            CHANGES IN
                                  BENEFICIAL
(Print or Type Responses)          OWNERSHIP
----------------------------                         ---------------------------

                           Filed pursuant to Section
                            16(a) of the Securities
                             Exchange Act of 1934,
                             Section 17(a) of the
                            Public Utility Holding
                            Company Act of 1935 or
                             Section 30(f) of the
                            Investment Company Act
                                    of 1940




1.   Name and Address of Reporting Person*

     Zhou, Jun
     ___________________________________________________________________________
     (Last)          (First)          (Middle)

     208 Ma Chang Road
     ___________________________________________________________________________
     (Street)

     Tianjin, China
     ___________________________________________________________________________
     (City)          (State)          (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Teda Technologies International Inc.

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.   Statement for Month/Year

     October 2001

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     X   Director                       X   10% Owner
         Officer (give title below)         Other (specify below)

         __________________________


7.   Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person

         Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------


1.   Title of Security
     (Instr. 3)

     Common Stock

2.   Transaction Date
     (Month/Day/Year)

     October 2001

3.   Transaction Code
     (Instr. 8)

     J

     The shares were acquired under a Share Purchase Agreement effective October 1, 2001 which was reported in an 8-K (File No. 000-27543) filed on November 15, 2001.

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount     (A) or (D)     Price
     ------     ------------   -----

       797,333       A         $0.001
     6,000,000       A         $0.001
     3,000,000       A         $0.001

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

     10,000,000

6.   Ownership Form: Direct (D) or Indirect (I)
     (Instr. 4)

     1,000,000   D
     6,000,000   I - Tianjin Eastern Shipping Co. Ltd.
     3,000,000   I - 50% shareholder of Tianjin Wan Fang Teda Technology
                     Development Co. Ltd.

7.   Nature of Indirect Beneficial Ownership
     (Instr. 4)




 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
 -----------------------------------------------------------------------------
        (e.g., puts, calls, warrants, options, convertible securities)
        --------------------------------------------------------------


1.   Title of Derivative Security
     (Instr.3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date
     (Month/Day/Year)

4.   Transaction Code
     (Instr. 8)

     Code         V
     ---------    ------------


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)        (D)
     --------   --------


6.   Date of Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable     Expiration Date     Title
     ----------------     ---------------     -----


7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)

     Title        Amount or Number of Shares
     -----        --------------------------


8.   Price of Derivative Security
     (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)




Explanation of Responses:










By: /s/ Jun Zhou                         March 15, 2002
______________________________________   _____________________________
   **Signature of Reporting Person               Date


Reminder:   Report on a separate line for each class of securities
            beneficially owned directly or indirectly.
        *   If the form is filed by more than one reporting person, see
            Instruction 4(b)(v).
       **   Intentional misstatements or omissions of facts constitute
            Federal Criminal Violations
            See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure









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Last update: 02/11/2002